HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 March 13, 2020

Irene Paik
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Post-Effective Amendment No. 3 to Form S-1
            File No. 333-229295

      This office represents CEL-SCI Corporation (the "Company"). Post-Effective Amendment No. 3 to the Company's Registration Statement on Form S-1 (333-229295) has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated March 12, 2020.

     The numbers below correspond to the paragraph numbers in the staff's comment letter.

                                                                                        Page
                                                                                         No.

     1.   Comment  complied with. The risk factor requested by this comment will     8, Exhibit 3(d)
          be added to the risk factor  section of the  Company's  September  30,
          2020 10-K report and to any future filings under the Securities Act of
          1933.

     2.   Comment complied with.                                                         3, 4, 8

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart


                            By
                                William T.  Hart